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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 35)(1)


         Ampal-American Israel Corporation
         --------------------------------------------------------------
                                (Name of Issuer)


         Class A Stock, par value $1.00 per share
         --------------------------------------------------------------
                          (Title of Class of Securities)


                                   03215 10 9
         --------------------------------------------------------------
                                 (CUSIP Number)

         Yoram Weissbrem, Secretary
         Bank Hapoalim B.M.
         50 Rothschild Boulevard, Tel Aviv, Israel; Tel: 972-3-567-3333
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 25, 1999
         --------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                          (Continued on following pages)

                               (Page 1 of 3 Pages)

---------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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Schedule 13D                         Forms                                 7060
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---------------------                                         -----------------
CUSIP No. 032015 10 9                 13D                     Page 2 of 3 Pages
---------------------                                         -----------------

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 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bank Hapoalim B.M.           13-2775750
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*

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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEM 2(d) or 2(e)

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
                             7   SOLE VOTING POWER
                                               6,258,639(1)
 NUMBER OF                   --------------------------------------------------
  SHARES                     8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                    --------------------------------------------------
   EACH                      9   SOLE DISPOSITIVE POWER
 REPORTING                                     6,258,639(1)
PERSON WITH                  --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26(1)
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Assuming conversion of the shares of 6 1/2% Preferred and 4% Preferred owned by the Bank.

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                                                                    Page 3 of  3


         This statement constitutes Amendment No. 35 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bank Hapoalim B.M. (the "Bank") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation ("Ampal").

         Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.           PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

         On February 25, 1999 the Bank reported to the Israeli authorities that it has resolved to negotiate a sale of its holdings of shares of Ampal in whole or in part, among other things in order to comply with applicable Israeli law requiring Israeli banks to reduce their holdings in non-financial corporations.

         As previously disclosed by Ampal, the Israeli Banking (Licensing) Law, 5741-1981, as amended requires Israeli banks, including the Bank, to reduce their holdings and means of control of individual non-banking corporations to not more than 20% by December 31, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          BANK HAPOALIM B.M.

                                 By:
                                    --------------------------------
                                      Name:  Yaacov Elinav
                                      Title: Member of the Board of
                                             Management

                                 By:
                                    --------------------------------
                                      Name:  Moriah Hoftman-Doft
                                      Title: Advocate